August 13, 2007
Mark C. Amorosi
D 202.778.9351
F 202.778.9100
mark.amorosi@klgates.com

VIA EDGAR AND E-MAIL

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comment on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of The 787 Fund, Inc. (File Nos. 333-141582 and 811-22041)

Dear Ms. Stirling:

On behalf of the above-referenced registrant, set forth below is the comment that you provided to me by phone on August 9, 2007 concerning Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”) of The 787 Fund, Inc. (the “Company”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2007, and the Company’s response thereto. The SEC staff’s comment is set forth in italics and is followed by the Company’s response, which is reflected in the attached changed page from the revised Prospectus. As we discussed, the Company undertakes to reflect this change in the definitive version of the Prospectus that will be filed with the SEC pursuant to Rule 497 under the Securities Act of 1933 after the SEC declares the Registration Statement effective. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

PROSPECTUS COMMENT

1.	Fee Table (page 4)

In the fee table, please remove the line “maximum sales charge (load)” since Form N-1A does not permit this additional line in the fee table. See General Instructions C.3(b) to Form N-1A. (“The Risk/Return Summary may not include disclosure other than that required or permitted by Items 2 and 3.”).

The Company has made the requested change.

*        *        *        *        *

Ms. Linda B. Stirling

August 13, 2007

Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

Attachment

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Arthur J. Brown, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP

FEES & EXPENSES

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees

(fees paid directly from your investment)

	CLASS A		CLASS B		CLASS C		CLASS Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.75%	[1]	None		None		None
Maximum deferred sales charge (load) (as a percentage of original purchase price on redemption proceeds, whichever is lower)	None	[2]	5.00%	[3]	1.00%	[4]	None
Redemption fee (as a percentage of amount redeemed, if applicable)[5]	2.00%		2.00%		2.00%		None
Account fee	*		*		*		*

Annual Fund Operating Expenses

(expenses that are deducted from fund assets, as a percentage of average daily net assets)

	CLASS A	CLASS B	CLASS C	CLASS Y
Investment advisory fees	0.88%	0.88%	0.88%	0.88%
Distribution and service (12b-1) fees	0.45%	1.00%	1.00%	None
Other expenses[6]	0.33%	0.33%	0.33%	0.33%
Total annual fund operating expenses	1.66%	2.21%	2.21%	1.21%
Less expense reimbursement[7]	0.00%	0.00%	0.00%	0.00%
Net annual fund operating expenses	1.66%	2.21%	2.21%	1.21%
[1]	This sales charge varies depending upon how much you invest. See “Fund Services.”
[2]

If you buy $1,000,000 or more ($100,000 or more for certain employee benefit plans and $500,000 or more for certain individual retirement accounts) of Class A shares at net asset value and redeem those shares within 12 months of the end of the calendar month of their purchase, a contingent deferred sales charge of 1.00% generally will apply to the redemptions of those shares. See “Fund Services.”

[3]

This sales charge is imposed if you redeem Class B shares within one year of your purchase. A graduated reduced sales charge is imposed if you redeem your shares within six years of purchase. Class B shares automatically convert to Class A shares about eight years after the end of the calendar month in which you purchased them and will be subject to lower expenses. See “Fund Services.”

[4]	This sales charge is imposed if you redeem Class C shares within one year of your purchase. See “Fund Services.”
[5]

If you redeem or exchange shares of the fund after holding them one month or less, a fee of 2.00% of the current net asset value of the shares being redeemed or exchanged generally will be assessed and retained by the fund for the benefit of the remaining shareholders. See “Purchase and Redemption Restrictions on Market-Timers and Active Traders.”

[6]	“Other expenses” are based on estimated amounts for the current fiscal year.
[7]

Pursuant to a contract, the Manager and AXA Equitable have agreed to make payments or waive their management, fund accounting and compliance and other fees to limit the expenses of the fund through August 31, 2008 (unless the board of directors consents to an earlier revision or termination of this agreement (“Expense Limitation Agreement”) so that the Total Annual Fund Operating Expenses of the fund (exclusive of taxes, interest, brokerage commissions, capitalized expenses, expenses of other investment companies in which the fund invests and extraordinary expenses) do not exceed 1.90%, 2.45%, 2.45% and 1.45% for Class A, Class B, Class C and Class Y shares, respectively. The Manager and AXA Equitable may be reimbursed the amount of any such payments and waivers in the future provided that the payments or waivers are reimbursed within 3 years of the payment or waiver being made and the combination of the fund’s expense ratio and such reimbursements do not exceed the fund’s expense cap. The Manager and AXA Equitable may discontinue these arrangements at any time after August 31, 2008. For more information on the Expense Limitation Agreement, see “Expense Limitation Agreement.”

*	The fund will deduct a $35 annual fee from accounts with a balance of less than $1,500.

4